Goldman Sachs U.S. Financial Services Conference Greg D. Carmichael Chairman, President & Chief Executive Officer December 4, 2018 Filed by Fifth Third Bancorp pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: MB Financial, Inc. SEC File No.: 001-36599 Filer’s SEC File No.: 001-33653 Date: December 4, 2018

FORWARD-LOOKING STATEMENTS This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Fifth Third Bancorp’s and MB Financial, Inc.’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections. In addition to factors previously disclosed in Fifth Third Bancorp’s and MB Financial, Inc.’s reports filed with or furnished to the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval of the merger by MB Financial, Inc.’s stockholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the businesses of MB Financial, Inc. or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Fifth Third Bancorp’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. In this presentation, we may sometimes use non-GAAP financial information. Please note that although non-GAAP financial measures provide useful insight to analysts, investors and regulators, they should not be considered in isolation or relied upon as a substitute for analysis using GAAP measures. If applicable, we provide GAAP reconciliations for non-GAAP financial measures in a later slide in this presentation, which is also available in the investor relations section of our website, www.53.com. Management does not provide a reconciliation for forward-looking non-GAAP financial measures where it is unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the occurrence and the financial impact of various items that have not yet occurred, are out of the Bancorp's control or cannot be reasonably predicted. For the same reasons, the Bancorp's management is unable to address the probable significance of the unavailable information. Forward-looking non-GAAP financial measures provided without the most directly comparable GAAP financial measures may vary materially from the corresponding GAAP financial measures. We provide a discussion of non-GAAP measures and reconciliations to the most directly comparable GAAP measures in later slides in this presentation, as well as on pages 25 through 27 of our 3Q18 earnings release. IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed merger, Fifth Third Bancorp has filed with the SEC a Registration Statement on Form S-4 that includes the Proxy Statement of MB Financial, Inc. and a Prospectus of Fifth Third Bancorp, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Fifth Third Bancorp and MB Financial, Inc., may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Fifth Third Bancorp at ir.53.com or from MB Financial, Inc. by accessing MB Financial, Inc.’s website at investor.mbfinancial.com.   Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Fifth Third Investor Relations at Fifth Third Investor Relations, MD 1090QC, 38 Fountain Square Plaza, Cincinnati, OH 45263, by calling (866) 670-0468, or by sending an e-mail to ir@53.com or to MB Financial, Attention: Corporate Secretary, at 6111 North River Road, Rosemont, Illinois 60018, by calling (847) 653-1992 or by sending an e-mail to dkoros@mbfinancial.com. Fifth Third Bancorp and MB Financial, Inc. and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of MB Financial, Inc. in respect of the transaction described in the Proxy Statement/Prospectus. Information regarding Fifth Third Bancorp’s directors and executive officers is contained in Fifth Third Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 6, 2018, which are filed with the SEC. Information regarding MB Financial, Inc.’s directors and executive officers is contained in its Proxy Statement on Schedule 14A filed with the SEC on April 3, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

Strategic priorities for the company 1 3 Implement remaining NorthStar initiatives and achieve standalone financial targets Pursue profitable organic growth opportunities 2 Successfully close & integrate MB Financial and realize expected financial benefits Focused on generating positive operating leverage in all environments

Sustainable business model to outperform peers through-the-cycle Credit risk management Capital, liquidity, and interest rate risk management NPA ratio of 0.48% is lowest since 2004; third lowest among peers Criticized assets of 3.45% have declined more than all peers since 2015 CRE as a percentage of total capital <60%1; significantly lower than peers Target CET1: 9 - 9.5% (currently 10.7%) Strong core deposit growth funding 100% of loan growth Near top quartile NIM expansion among peers while maintaining a balanced rate risk exposure All financial data as of 9/30/18 1SNL and company FR-Y 9C filings Revenue growth and expense management Expanding sales force in several areas to grow and diversify fee revenues M&A advisory, insurance and wealth management acquisitions to expand product and service offerings Expect 1% core expense growth in 2019

Expect to achieve standalone NorthStar targets

Progression of financial targets

	Standalone progression					
	4Q19 Original Targets	1H18 core[1]	2H18	4Q19 Enhanced Targets	MBFI Financial Impact	FY2020 Enhanced Targets w/ MBFI
ROTCE	12 - 14%	14.0%	~14.5%	16%+	~2%	18%+
ROA	1.1 - 1.3%	1.3%	~1.3%	*mid to upper-end of* 1.35 - 1.45%	~0.12%	1.55 - 1.65%
Efficiency *(excluding LIH expense)*	<57%	62%	~59%	<57%	~(4%)	Low 50s

- Raised original ROTCE target over 300 bps to reflect rate hikes and tax law changes
- Standalone franchise momentum:
  - Double digit capital markets fee growth
  - Significant increase in consumer households driving strong deposit growth
  - WAM on track for record year (AUM and revenue), with positive inflows in 2018
  - Expense management to limit 2019 core expense growth to 1% or less
- Expect to generate significant incremental capital
- Additional operating leverage with MB Financial

[1]Non-GAAP measures: see reconciliation on page 15 of this presentation and use of non-GAAP measures on pages 25-27 of the 3Q18 earnings release

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MB Financial acquisition remains on-track Expect to realize previously announced expense and revenue synergies Expect to close and convert majority of systems applications in 1Q19 Highly successful talent and client retention to date; focused on maintaining positive momentum post-closing Resubmitted CCAR plan with the pro forma impact of the acquisition; expect regulatory feedback by the end of 2018 Capital distribution activities should remain consistent with the plan originally-submitted in April 2018 (including $400MM of buybacks completed in 4Q18) until regulatory feedback is received MB acquisition update Percentage of deposits in markets with a top 3 share2 1MBFI Bloomberg 2019 expense consensus as of 11/26/2018; 22018 FDIC deposit data, excluding all deposit balances above $500mm at any branch (excluded deposits are assumed to include a significant level of commercial deposits or are headquarter branches for direct banks). A top 3 deposit market share is the primary indicator of outsized growth potential 30 - 50% increase in deposits per branch as a top 3 bank vs. being the top 4-6 Able to more efficiently leverage marketing spend Expect to achieve more favorable deposit pricing power with a larger market share + 2019 Expected cost savings Pro forma MB expense base ($128) $448 Consensus1 Standalone MB expense base $576 Expected expense impact of MB $million; assumes transaction closes on 1/1/19 consistent with deal model Excl. expense impact of revenue synergies 50% of the $255 million expected cost savings for 2020

Positioned to capitalize on organic growth opportunities Optimizing network to create smart scale in targeted markets while maintaining top market share in existing markets Increasing sales force throughout company to drive improved returns while maintaining expense discipline Continued assessment of organic growth opportunities in high-growth markets for middle market lending Re-deploy resources in existing higher-growth markets in the Southeast where market dynamics create compelling opportunity to generate solid household and deposit growth Focused on: Wealth & Asset Management Treasury Management Middle Market Banking Capital Markets Focused on where we can combine: Strong talent Local market knowledge Enhanced product capabilities

Expect strong balance sheet growth while maintaining disciplined approach

2019 growth over 2018

Average balances, including held for sale

	Excluding one-time MB impact
Total loans & leases	**~3.5%**
Commercial loans & leases	~5%
Consumer loans	1 – 2%
Total core deposits	**~3.5%**

- Standalone loan growth driven by:
  - Total commercial loan growth consistent with GDP growth
  - Modest CRE growth
  - Consumer loans a tailwind for loan growth in 2019 for the first time in 5 years
- Standalone deposit growth to self-fund loan growth
  - Expect balanced commercial and consumer core deposit growth
  - Continued migration from DDA to interest bearing deposits

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Strategic priorities for the company 1 2 3 Implement remaining NorthStar initiatives and achieve standalone financial targets Successfully integrate MB Financial and realize expected financial benefits Pursue profitable organic growth opportunities Focused on top quartile through-the-cycle performance to create long term shareholder value

Appendix

Thoughtfully reduced Worldpay stake over time

- Recognized nearly $6BN in gains since the joint venture and distributed a significant amount of capital to shareholders
- Currently own ~3.3% of global company
- Market value of ownership stake of ~$940MM (unrealized pre-tax gain of ~$520MM) as of 10/31/18
- TRA revenue expected to gradually increase over time, with potential for incremental TRA revenue with ownership sell-down
- Continue to account for ownership under the equity method of accounting

Vantiv/Worldpay ownership and monetized gains



49%
~$6BN
3.3%
2010
2011
2012
2013
2014
2015
2016
2017
Current
Fifth Third ownership
Cumulative gains

Worldpay TRA revenue forecast[1]

($ MM pre-tax expected to be recognized in the fourth quarter of each year shown below; the realized cash - and therefore potential share repurchase capacity – would not occur until the following quarter)



Total gross TRA over next 15+ years
894
286
608
15
15
4
20
29
31
33
2018
2019
2020
2021
Future Potential TRA payment 2
Existing TRA payment

[1]Assumes Worldpay has sufficient U.S. taxable income to utilized the TRA-related deductions, and assumes a 21% federal tax rate; [2]Assumes remaining units are exchanged at $91.84 per unit on 10/31/18

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Strong liquidity profile – 3Q18

Unsecured debt maturities

$ millions – excl. Retail Brokered & Institutional CDs



$2,350[1]
$3,100
$2,150
$3,150
$1,200
$3,962
2018
2019
2020
2021
2022
2023 on
Fifth Third Bancorp
Fifth Third Bank
First Charter Capital Trust

[1] $600MM of senior bank notes matured in 1Q18; $500MM of Holding Company debt matured in 2Q18; $1.25B of senior bank notes was redeemed in 3Q18

Heavily core funded

As of 09/30/2018



Long-term debt 10%
Demand 23%
Interest checking 21%
Savings/ MMDA 25%
Consumer time 3%
Foreign Office <1%
Non-core deposits 2%
Short term borrowings 2%
Other liabilities 3%
Equity 11%

Holding company:

- Modified LCR of 119%
- Holding Company cash as of September 30, 2018: $3.1B
- Cash currently sufficient to satisfy all fixed obligations in a stressed environment for ~23 months (debt maturities, common and preferred dividends, interest, and other expenses) without accessing capital markets, relying on dividends from subsidiaries or any other actions
- The Holding Company did not issue any long-term debt in 3Q18

Bank entity:

- In 3Q18, the Bank issued $1.55B of senior notes consisting of 3 tranches - $500MM 3-yr fixed rate, $300MM 3-yr floating rate, and $750MM 7-yr fixed rate
- $1.25B of senior bank notes was redeemed in 3Q18
- Available and contingent borrowing capacity (3Q18):
  - FHLB ~$10.4B available, ~$11.1B total
  - Federal Reserve ~$33.9B

2018 funding plans

- In 2018, Fifth Third expects to issue sufficient long-term debt to maintain its current ratings under the Moody's LGF methodology

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© Fifth Third Bancorp | All Rights Reserved

Balance sheet positioning – 3Q18

Investment portfolio

- 56% allocation to bullet/ locked-out cash flow securities
- Yield: 3.22%
- Effective duration of 5.2[5]
- Net unrealized pre-tax loss: $898MM
- 99% AFS



18%
37%
45%

Level 1	100% Fix | 0% Float
Level 2A	100% Fix | 0% Float
Non-HQLA/ Other	78% Fix | 22% Float

Commercial loans[1,2,3]

$13.1B fixed | $44.2B variable [1,2,3]

- 1ML based: 66%[6]
- 3ML based: 7%[6]
- Prime based: 4%[6]
- Weighted avg. life: 1.68 years



5%
8%
12%
75%

C&I	20% Fix | 80% Float
Coml. mortgage	21% Fix | 79% Float
Coml. construction	1% Fix | 99% Float
Coml. lease	100% Fix | 0% Float

Consumer loans[1]

$26.1B fixed | $10.0B variable [1]

- 1ML based: 2%[7]
- 12ML based: 2%[7]
- Prime based: 22%[7]
- Weighted avg. life: 3.45 years
  - Auto: 1.53 years



6%
6%
18%
45%
25%

Resi mtg.& construction	91% Fix | 9% Float
Auto	100% Fix | 0% Float
Home equity	9% Fix | 91% Float
Credit card	24% Fix | 76% Float
Other	59% Fix | 41% Float

Long-term debt[4]

$9.8B fixed | $4.6B variable [4]

- 1ML based: 9%[8]
- 3ML based: 23%[8]
- Weighted avg. life: 4.25 years



1%
5%
18%
76%

Senior debt	65% Fix | 35% Float
Sub debt	74% Fix | 26% Float
Auto securiz. proceeds	96% Fix | 4% Float
Other	63% Fix | 37% Float

Total interest earning assets ~$129B; $70B fixed | $59B variable

Data as of 9/30/18; [1]Includes HFS Loans & Leases; [2]Fifth Third had $4.15B of variable loans classified as fixed given the 1ML receive-fix swaps outstanding against C&I loans; [3]Excludes derivative instruments added after 9/30/18 and mid-2019 forward starting swaps which partially replaces existing 2019 swap maturities; [4]Fifth Third had $2.21B 3ML receive-fix swaps and $1.25B 1ML receive-fix swaps outstanding against long-term debt, which are being included in floating, long-term debt with swaps outstanding reflected at fair value; [5]Effective duration of the taxable available for sale portfolio; [6]As a percent of total commercial; [7]As a percent of total consumer; [8]As a percent of total long-term debt

13
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Interest rate risk management – 3Q18 Estimated NII sensitivity profile and ALCO policy limits Estimated NII sensitivity with deposit beta changes Estimated NII sensitivity with demand deposit balance changes Interest rate sensitivity tables are based on conservative deposit assumptions: 70% beta on all IB deposit and sweep balances No modeled re-pricing lag on deposits Utilizes forecasted balance sheet with incremental DDA runoff assumed NII is near asset/liability neutral over the next 12 months with betas assumed at 70% and no re-pricing lag: As of 9/30/18, 58% of loans were floating rate net of existing swaps (77% of commercial; 28% of total consumer) Added derivative instruments post quarter-end (swaps and floors) for protection against lower interest rates, as reflected in the table Investment portfolio effective duration of 5.21 Short-term borrowings represent approximately 17% of total wholesale funding, or 3% of total funding Approximately $11 billion in non-core funding matures beyond one year 1 Effective duration of the taxable available for sale portfolio; 2Re-pricing percentage or “beta” is the estimated change in yield over 12 months as a result of a shock or ramp 100 bps parallel shift in the yield curve Note: data as of 9/30/18 including all swaps and floors executed prior to 10/23/2018; actual results may vary from these simulated results due to differences between forecasted and actual balance sheet composition, timing, magnitude, and frequency of interest rate changes, as well as other changes in market conditions and management strategies.

Regulation G reconciliation See pages 25-27 of the 3Q18 earnings release for a discussion on the use of non-GAAP financial measures. 1Assumes a 21% tax rate 92 91 90 Three Months Ended September June March 1H18 2018 2018 2018 Net interest income (U.S. GAAP) $1,043 $1,020 $996 $2,016 Add: FTE Adjustment 4 4 3 7 Net interest income (FTE) $1,047 $1,024 $999 $2,023 Adjusted Net interest income (FTE) (g) $1,047 $1,024 $999 $2,023 Noninterest income (U.S. GAAP) $563 $743 $909 $1,652 Valuation of Visa total return swap 17 10 39 49 GreenSky IPO gain 0 -16 0 -16 Securities (gains) losses, net (including GreenSky) 6 5 11 16 Branch network impairment charge 0 30 8 38 Vantiv/ Worldpay step-up gain 0 0 -,414 -,414 Gain on sale of Vantiv/Worldpay shares 0 -,205 0 -,205 Adjusted noninterest income (h) $586 $567 $553 $1,120 Noninterest expense (U.S. GAAP) $1,008 $1,037 $1,046 $2,083 Contribution for Fifth Third Foundation 0 -10 0 -10 Compensation expense primarily related to staffing review 0 -19 0 -19 Litigation reserve increase 0 0 -8 -8 Adjusted noninterest expense $1,008 $1,008 $1,038 $2,046 Impairment on affordable housing investments, as reported -39 -47 -48 -95 Adjusted noninterest expense ex LIH expense (i) $969 $961 $990 $1,951 Average assets (j) $,141,752 $,141,529 $,141,565 $,141,546.90055248619 Metrics: Adjusted return on average tangible common equity (f) / (c) 0.14042498297633624 0.14590074557107524 0.13434595555555554 0.1401051524007606 Adjusted return on average assets (e) / (j) 1.3% 1.3% 1.2% 1.3% Adjusted efficiency ratio ex LIH expense (i) / [(g) + (h)] 0.5933864053888549 0.60402262727844125 0.63788659793814428 0.62074451161310851 91 90 365 365 0.24931506849315069 0.24657534246575341 3.9673913043478262 4.0109890109890109 4.0555555555555554 2.0165745856353592 4.0331491712707184 Fifth Third Bancorp and Subsidiaries Core ROTCE 0.14000000000000001 Regulation G Non-GAAP Reconciliation Three Months Ended Core ROA 1.2999999999999999E-2 $ and shares in millions September June March 1H18 Adjust Efficiency excluding LIH expense 0.62 (unaudited) 2018 2018 2018 For Core ROTCE Adjusted Net Income Available to Common Net income attributable to Bancorp (U.S. GAAP) (a) $433 $586 $704 $1,290 Average Goodwill/Intangibles (ex. MSR) Net income available to common shareholders (U.S. GAAP) (b) $418 $563 $689 $1,252 Average Preferred Equity Add: Intangible amortization, net of tax 1 1 1 2 Adjusted Net Income Attributable to Bancorp Tangible net income available to common shareholders $419 $564 $690 $1,254 Average Assets Tangible net income available to common shareholders (annualized) $1,662.3369565217392 $2,262.197802197802 $2,798.333333333333 $2,528.7845303867402 For Adjusted Efficiency (ex LIH) Adjusted efficiency ratio ex LIH expense (s) / [(m) + (p)] Adjusted noninterest expense ex LIH expense (s) Average Bancorp shareholders' equity (U.S. GAAP) $16,145 $16,108 $16,313 $16,209.933701657459 Adjusted taxable equivalent net interest income (m) Less: Average preferred stock -1,331 -1,331 -1,331 -1,331 Taxable equivalent net interest income Average goodwill -2,462 -2,462 -2,455 -2,458 <-----h/C + Leverage Lease Remeasure Average intangible assets and other servicing rights -29 -30 -27 -28 <-----h/C Adjusted noninterest income (p) Average tangible common equity (c) $12,323 $12,285 $12,500 12,392.933701657459 Nonint Income Adjustments (pre-tax items) Vantiv/ Worldpay step-up gain $0 $0 $-,414 $-,414 Litigation reserve charges 0 0 8 8 Branch network assessment charge 0 30 8 38 Valuation of Visa total return swap 17 10 39 49 Gain from GreenSky IPO 0 -16 0 -16 Securities (gains) losses, net (including GreenSky) 6 5 11 16 Contribution for Fifth Third Foundation 0 10 0 10 Gain on sale of Vantiv/Worldpay shares 0 -,205 0 -,205 Compensation expense primarily related to staffing review 0 19 0 19 Adjustments - after-tax1 (d) $18.170000000000002 $-,116.13000000000001 $-,274.92 $-,391.5 Adjusted net income attributable to Bancorp (a + d) $451.17 $469.87 $429.08 $898.95 Adjusted net income attributable to Bancorp (annualized) (e) $1,789 $1,884.6434065934066 $1,740.1577777777777 $1,812.7997237569061 Adjusted net income available to common shareholders (b + d) $436.17 $446.87 $414.08 $860.95 Adjusted net income available to common shareholders (annualized) (f) $1,730.4570652173913 $1,792.3906593406593 $1,679.3244444444442 $1,736.1698895027625 Average assets (g) $,141,752 $,141,529 $,141,565 $,141,546.90055248619 Adjusted return on average assets (e) / (j) 1.3% 1.3% 1.2% 1.3% Adjusted return on average tangible common equity (f) / (c) 0.14042498297633624 0.14590074557107524 0.13434595555555554 0.14009353485612233 Adjusted Net Income Available to Common/(avg shareholder equity - avg preferred equity- avg goodwill)* day weight Step Up, Pre-tax 414 After-tax @21% 327.06 Date of Close 43116 43190 QWA Impact on Average TCE #DIV/0! Fifth Third Bancorp and Subsidiaries Regulation G Non-GAAP Reconciliation For the Three Months Ended $ and shares in millions 12512 12439 12439 (unaudited) 117996626000 117527091000 117527091000 CET 1 capital (transitional) $1,331 $,126,621 $0 Less: Adjustments to CET 1 capital from transitional to fully phased-in (1) 0 ,126,443 0 CET 1 capital (fully phased-in) (h) 20 563 $0 Risk-weighted assets (transitional) 1.4824E-2 7.4299999999999995E-4 Add: Adjustments to risk-weighted assets from transitional to fully phased-in (2) ,117,527.91 909 $0 Risk-weighted assets (fully phased-in) (i) $0 $577 0 Estimated CET 1 capital ratio under Basel III Final Rule (fully phased-in) (h) / (i) 12443 1561 0 (1) Primarily relates to disallowed intangible assets (other than goodwill and MSRs, net of associated deferred tax liabilities) 0 (2) Primarily relates to higher risk-weighting for MSRs 0 Average interest-earning assets (j) 156 158 0 0 Net interest income (U.S. GAAP) $0 $0 0 Add: FTE Adjustment 0 0 0 Taxable equivalent net interest income (k) $0 $0 0 Taxable equivalent net interest income (annualized) (l) $0 $0 0 0 $0 $0 0 Leveraged lease remeasurement 0 0 $0 Adjusted taxable equivalent net interest income (m) $0 $0 Adjusted taxable equivalent net interest income (annualized) (n) $0 $0 $0 0 Noninterest income (U.S. GAAP) (o) $0 $0 0 Valuation of Visa total return swap 0 0 0 GreenSky IPO gain 0 0 0 Securities (gains) losses, net 0 0 0 Branch network impairment charge 0 0 0 Vantiv/ Worldpay step-up gain 0 0 $0 Gain on sale of Vantiv/Worldpay shares 0 0 Gain on Vantiv warrant actions 0 0 -48 Transfer of certain nonconforming investments under Volcker to held-for-sale 0 0 Vantiv warrant valuation 0 0 $-48 Gain on sale of certain branches 0 0 Gain on sale of the non-strategic agented bankcard loan portfolio 0 0 Vantiv TRA-related transactions 0 0 #REF! Adjusted noninterest income (p) $0 $0 0 Less: Mortgage banking net revenue 0 0 #REF! Adjusted noninterest income, excluding mortgage banking net revenue $0 $0 #REF! #REF! Noninterest expense (U.S. GAAP) (q) $0 $0 #DIV/0! Contribution for Fifth Third Foundation 0 0 #DIV/0! One-time employee bonus 0 0 Impairment related to affordable housing investments from TCJA 0 0 Compensation expense primarily related to staffing review 0 0 Litigation reserve increase 0 0 Retirement eligibility changes 0 0 Adjusted noninterest expense (r) $0 $0 Impairment on affordable housing investments, as reported -47 -48 Impairment related to affordable housing investments from TCJA Adjusted noninterest expense ex LIH expense (s) $-47 $-48 Metrics: Pre-provision net revenue (k + o - q) 0 0 Adjusted pre-provision net revenue (m + p - r) 0 0 Taxable equivalent net interest margin (l) / (j) 3.2099999999999997E-2 0 Adjusted taxable equivalent net interest margin (n) / (j) 3.2099999999999997E-2 0 Taxable equivalent efficiency ratio (q) / [(k) + (o)] #DIV/0! #DIV/0! Adjusted efficiency ratio (r) / [(m) + (p)] #DIV/0! #DIV/0! Adjusted efficiency ratio ex LIH expense (s) / [(m) + (p)] #DIV/0! #DIV/0!